EXHIBIT 99.1

Caledonia considers a listing on the Victoria Falls Stock Exchange in Zimbabwe

ST HELIER, Jersey, July 08, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN & AIM: CMCL) announces it is commencing the process of pursuing a listing of depositary receipts representing the Company’s shares on the Victoria Falls Stock Exchange (“VFEX”) in Zimbabwe. Such a listing would be conditional upon market conditions and the implementation of positive proposals made by the Zimbabwe authorities in respect of improved payments in US dollars for gold produced at the Company’s majority owned Blanket Mine.

The VFEX is a subsidiary of the Zimbabwe Stock Exchange and was established in 2020 with the objective of kick-starting the Offshore Financial Services Centre which has been earmarked for the special economic zone established at Victoria Falls. The VFEX will be for foreign as well as domestic investors in Zimbabwe, and all transactions will be denominated in US dollars.

The proposed VFEX listing demonstrates Caledonia’s continued commitment to Zimbabwe and would allow Caledonia’s and Blanket’s employees in Zimbabwe to participate more easily as Caledonia shareholders.

Securing the VFEX listing is expected to take place during the course of 2021 and would be effected by a placing in Zimbabwe of depositary receipts to raise approximately US$3.0 million (to satisfy the requirements for local shareholder spread) and a subsequent introduction. The proceeds of the placing would be used for general corporate purposes. The VFEX listing will be conditional on general market appetite and confirmation that the necessary mechanisms have been implemented so that Caledonia can realise the benefits arising from the VFEX listing including in respect of improved payments in US dollars for gold produced at the Company’s majority owned Blanket Mine. Caledonia has engaged IH Advisory, a Harare-based financial services group, to advise and assist on this matter.

Commenting on the proposed listing on the VFEX, Steve Curtis, Caledonia CEO said:

“I welcome the step towards a more liberal financial environment which is embodied in the proposed benefits attaching to a listing on the Victoria Falls Stock Exchange.”

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
WH Ireland (Nomad & Broker) Adrian Hadden/ James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.